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Martin Dozier	Direct Dial: 404-881-4932	Email: martin.dozier@alston.com

September 20, 2022

VIA EDGAR

Valerie J. Lithotomos U.S. Securities and Exchange Commission Division of Investment Management 100 F Street NE Washington, DC 20549

Re:	AOG Institutional Diversified Fund (File No. 811-23764) AOG Institutional Diversified Tender Fund (File No. 811-23766) AOG Institutional Diversified Master Fund (File No. 811-23765)

Dear Ms. Lithotomos:

This letter sets forth the response of our client, AOG Institutional Diversified Fund (the “Auction Fund”), AOG Institutional Diversified Tender Fund (the “Tender Offer Fund”), and AOG Institutional Diversified Master Fund (the “Master Fund” and together with the Auction Fund and the Tender Offer Fund, the “Issuer”), to the comments issued by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) via teleconference on August 2, 2022, regarding the preliminary proxy statement (the “Proxy Statement”) which was publicly filed on July 19, 2022.

In connection with the submission of this correspondence, the Issuer publicly filed its definitive proxy statement (the “Definitive Proxy Statement”) with the Commission via EDGAR on September 20, 2022. For convenience of reference, this response letter includes the comments issued by the Staff during the August 2 teleconference.

The Applicant’s responses to the Staff’s comments are set out in the order in which the comments were set out and are numbered accordingly.

1.                   Comment: Please state the number of shareholders in each fund and whether such investors are retail or institutional investors.

Response: There is one shareholder of the Master Fund as of the date hereof, which is the Auction Fund and an institutional investor. There are 111 shareholders in the Auction Fund as of the date hereof, all of which are retail investors. There are no shareholders in the Tender Offer Fund.

Alston & Bird LLP	www.alston.com

Atlanta | Beijing | Brussels | Charlotte | Dallas | Los Angeles | New York | Research Triangle | San Francisco | Silicon Valley | Washington, D.C.

Ms. Valerie J. Lithotomos September 20, 2022 Page 2

2.                   Comment: Do any affiliates of the Issuer own shares in the Auction Fund and if so, what is the percentage that they own and do they plan to vote their shares?

Response: Yes. Fred Baerenz owns 1.52%. Michelle Whitlock owns 0.18%. Jim Ortlip owns 0.11%. All of the aforementioned affiliates plan to vote their shares.

3.                   Comment: What would be the result if one proposal is approved but not another? Please disclose to investors what the consequences would be.

Response: There is only one proposal. The Issuer has revised the “Notice of Special Meeting of Shareholders” as set forth below:

“The meeting is being held so that shareholders can consider the following proposal~~s~~ and transact such other business as may be properly brought before the meeting (and any adjournments or postponements thereof):

1.	To approve a new investment advisory agreement (the “New Advisory Agreement”) between the Fund and Alpha Omega Group, Inc. dba AOG Wealth Management (the “Advisor”), which will increase the annual advisory fee rate (the “Management Fee”) paid by the Master Fund, from 0.50% to 1.49% of the Master Fund’s average daily Managed Assets. “Managed Assets” means the total assets of the Master Fund (including any assets attributable to money borrowed for investment purposes) minus the sum of the Fund’s accrued liabilities (other than money borrowed for investment purposes) and calculated before giving effect to any repurchase of shares on such date.
~~2.~~	~~To approve the proposed increase of the annual advisory fee rate (the “Management Fee”) paid by the Master Fund, from 0.50% to 1.49% of the Master Fund’s average daily Managed Assets. “Managed Assets” means the total assets of the Master Fund (including any assets attributable to money borrowed for investment purposes) minus the sum of the Fund’s accrued liabilities (other than money borrowed for investment purposes) and calculated before giving effect to any repurchase of shares on such date.~~

4.                   Comment: Briefly state why the fee is being increased and the factors considered by the board of trustees in recommending approval of the new advisory agreement.

Response: Please see page 10 of the Definitive Proxy Statement, under the caption “Board Considerations – Approval of New Advisory Agreement.”

5.                   Comment: Please disclose what additional changes were made from the current advisory agreement and the new advisory agreement.

Response: The Issuer has disclosed that except for the change in advisory fee from 0.50% to 1.49%, there are no additional changes.

6.                   Comment: The Issuer discloses that it manages other accounts. Please disclose any conflicts of interest resulting from those relationships.

Ms. Valerie J. Lithotomos September 20, 2022 Page 3

Response: Under the caption “Interests of Certain Parties in the Proposals; Potential Conflicts of Interest,” the Issuer has disclosed the following:

“The Advisor also manages other accounts other than acting as investment adviser to the Issuer. The existence of these accounts and relationships, and the fiduciary duties that the Advisor owes to the Issuer on the one hand, and the accountholders, on the other hand, may pose a conflict of interest. Specifically, the Advisor may have a financial incentive to devote more time and attention to its investment management services to the Advisor than to its other accountholders, which may pay a lower management fee than that paid by the Issuer. Alternatively, if an accountholder has negotiated a fee arrangement whereby it pays the Advisor a higher fee than the New Advisory Fee, or if the Advisor receives a performance fee from a qualified client accountholder, the Advisor may have a financial incentive to devote more time and attention to such accountholder.”

7.                   Comment: Please disclose what duties the Advisor may delegate to affiliates, including if this delegation would involve any investment advisory functions.

Response: The Issuer has revised the section captioned “Information about the Advisor” as set forth below:

“Information about the Advisor

The Advisor, located at 11911 Freedom Drive, Suite 730, Reston, VA 20190, furnishes investment management services to the Funds, subject to the supervision and direction of the Board. Affiliates of the Advisor also manage other investment accounts. In the course of discharging its non-portfolio management duties under the advisory contract, the Advisor may delegate to affiliates certain administrative, non-investment advisory functions. As of August 23, 2022, the Advisor managed approximately $306 million in assets for individuals (including high net worth individuals), pension and profit sharing plans, charitable organizations, and corporations and other businesses.”

8.                   Comment: Please expand upon the board considerations of the viability and performance challenges of the Issuer and how the board considered the fee increase in such context.

Response: The Issuer has revised the section captioned “Board Considerations—Approval of New Advisory Agreement” as follows:

“Board Considerations - Approval of New Advisory Agreement

Ms. Valerie J. Lithotomos September 20, 2022 Page 4

The Board, half of which is comprised solely of trustees who are not “interested persons” (as defined under the 1940 Act) of the Fund (“Independent Trustees”), reviewed the New Advisory Agreement at a special meeting held on July 6, 2022. In determining whether to approve the New Advisory Agreement, the Board evaluated information relevant to its consideration of the New Advisory Agreement at the July 6 meeting. The Board also considered its regular discussions with management regarding the viability and performance challenges of the Fund.

As part of its discussions with the Advisor, the Board considered the proposed Management Fee and the potential impact on existing shareholders of the Fund.

In considering the New Advisory Agreement, the Board reviewed and analyzed various factors with respect to the Fund that it determined were relevant, including the factors below, and made the following conclusions. In their deliberations, the Board did not identify any single factor as determinative but considered all factors together.

In addition to the specific factors considered by the Board below, the Board also considered broader factors, such as the responsibility, attention, and diligence the Advisor would need to devote to the Issuer once the Issuer’s securities were registered under the Securities Act of 1933, the fees charged by comparable funds, and ensuring that the New Advisory Fee was competitive to attract portfolio management talent and expand the personnel needed to support a fund whose investor based extended beyond the Advisor’s existing clients. In addition, the Board considered the superior performance of the Issuer relative to its peers, the long-term strategic direction for the Issuer, and the administrative and operational demands of operating a fund utilizing the Issuer’s unique liquidity feature supplied by The Nasdaq Private Market, LLC, in its evaluation of the New Advisory Fee.

9.                   Comment: In terms of the scope and cost of services, please explain what justifies the increased New Advisory Fee.

Response: Please advise whether the additional disclosure provided by the Issuer’s response to Comment 8 is sufficient.

10.               Comment: Under the caption headed “Scope and Cost of Services Provided,” please elaborate on the increased marketing and management required.

Response: The Issuer has revised the above-captioned section as follows:

“Scope and Costs of Services Provided

The Board examined the New Management Fee under the New Advisory Agreement. The Board noted that the New Management Fee under the New Advisory Agreement (1.49%) is higher than the Management Fee under the Existing Advisory Agreement (0.50%). As part of its review at the July 6 meeting, the Board considered the fees realized, and the costs incurred, by the Advisor in providing investment advisory services to the Fund and the profitability to the Advisor of having a relationship with the Fund, as well as the projected profitability information under the new fee structure. The Board noted the fee waivers and unreimbursed expenses for the Fund since inception. At the July 6 meeting, the Board considered the financial information and condition of the Advisor and determined it to be sound.

Also as part of its review at the July 6 meeting, the Board considered the change in scope of investment management services provided by the Advisor to the Fund. The Board noted that under the Existing Advisory Agreement, the Advisor agreed to provide investment management services to the Fund during its private offering of shares. As of the date hereof, the Fund is seeking to register its shares with the SEC on Form N-2. The Board concluded that the Fund’s needs for investment management services have increased and as a Delaware statutory trust registered under the 1940 Act, the Fund will need additional research, marketing, and management support that was not contemplated under the Existing Advisory Agreement. In particular, the Fund will require additional marketing and management services from the Advisor once its shares are registered under the Securities Act of 1933 and it is selling shares to investors that are not already clients of the Advisor. This increased attention and regulatory demands will require the support and resources from Advisor personnel. As a result, the Board has determined that the New Advisory Fee

Ms. Valerie J. Lithotomos September 20, 2022 Page 5

provides appropriate and relative compensation for the increased duties, responsibilities, and resources demanded of the Fund conducting an offering registered under the Securities Act of 1933. At the July 6 meeting, the Board considered the general financial condition of the Advisor and determined it to be sound. In light of all of the information that it received and considered; the Board concluded that the New Management Fee was reasonable.

11.               Comment: Did the Board consider engaging another investment advisor in its discussion?

Response: No. Given the satisfactory performance of the Issuer to date, and the desire for continuity and stability as the Issuer undergoes an offering under the Securities Act of 1933, the Board determined it was appropriate to continue to use the Advisor’s investment advisory services at the present time.

12.               Comment: Please ensure that you file a proxy card when you file the Definitive Proxy Statement.

Response: Understood and acknowledged.

If you have any further questions or comments, please do not hesitate to contact me at (404) 881-4932.

Sincerely,

Martin Dozier

cc: Frederick Baerenz, President and Chief Executive Officer